December 22, 2011

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk
Pradip Bhaumik, Special Counsel, Office of Global Security Risk
Barbara Jacobs, Assistant Director, Office of Corporation Finance

Re:	NetApp, Inc.
Form 10-K for the Fiscal Year Ended April 29, 2011
Filed June 23, 2011
File No. 0-27130

Ladies and Gentlemen:

As a follow up to my discussion with Mr. Bhaumik on December 21, 2011 regarding the timing of NetApp, Inc.’s (the “Company”) response to your letter dated December 15, 2011 about the above-referenced filing, I write to confirm our understanding that the Company will either provide its response to the Staff’s comment letter in writing during the first week of February 2012, or contact you at that time with a request for additional time to submit its response if necessary. If you have any questions, please call me at (650) 354-4110. Thank you for your assistance and happy holidays.

Sincerely,

/s/ Steve Bochner
Steve Bochner
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Deanna Butler, Senior Director Legal, NetApp, Inc.